FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF): 47.508.411/0001 -56

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON JANUARY 16, 2009

DATE, TIME AND VENUE: January 16, 2009 at 5 pm, at the Company’s headquarters at Avenida Brigadeiro Luis Antônio, 3142, in the city and state of São Paulo.

PRESIDING: Chairman: Abilio dos Santos Diniz; Secretary: Marise Rieger Salzano.

CALL NOTICE AND ATTENDANCE: The call notice was waived due to the attendance of all members of the Company’s Board of Directors, pursuant to Article 15, paragraph 2 of the Company’s Bylaws.

RESOLUTIONS: Pursuant to Article 18 (i) to the Company’s Bylaws, and in accordance with Paragraphs 1 and 2 of Article 30 of Law 6404/76, and CVM Instructions 10/80 and 268/97, the Board of Directors unanimously authorized the repurchase of the Company’s preferred shares, including those traded as ADRs (American Depositary Receipts), as follows:

Objective: To repurchase the Company’s preferred shares to be kept in treasury for subsequent sale and/or cancellation, with no capital decrease.

Total free float: On January 16, 2009, the free float comprised 100,379,545 shares, 60,520 of which common and 100,319,025 preferred.

Number of shares to be acquired: The Company may acquire up to 3,000,000 (three million) preferred shares, representing approximately 2.9904% of the total preferred share free float, bearing in mind the minimum preferred free float limit of 10%.

Acquisition Deadline: 90 days counted from January 19, 2009.

Brokerage Houses:

1 - Morgan Stanley Dean Witter CTVM S.A.
Av. Brigadeiro Faria Lima, 3600, 6º andar
Itaim Bibi
04538-132 -São Paulo - SP
Corporate Taxpayer’s ID (CNPJ/MF): 04.323.351/0001 -94

2 - Merrill Lynch S/A Corretora de Títulos e Valores Mobiliários
Av. Brigadeiro Faria Lima, 3400 - Conjunto 161, Parte A
São Paulo - SP
Corporate Taxpayer’s ID (CNPJ/MF): 02.670.590/0001 -95

3 - UBS Pactual CTVM S/A
Av. Brigadeiro Faria Lima, 3729 - 10º andar
Itaim Bibi
04538-133 - Sao Paulo - SP
Corporate Taxpayer’s ID (CNPJ/MF): 43.815.158/0001 -22

4 - Itaú Corretora de Valores S/A
Av. Engenheiro Armando de Arruda Pereira, 707
15º andar - Torre Eudoro Villela
04309-010 - São Paulo
Corporate Taxpayer’s ID (CNPJ/MF): 61.194.353/0001 -64

5 - Ágora Senior CTVM S/A
Praia de Botafogo, 300 – 6º - Botafogo
22250-040 - Rio de Janeiro -RJ
R. Leopoldo Couto Magalhães Jr., 758 - 1º andar, Itaim
04542-000 - São Paulo - SP
Corporate Taxpayer’s ID (CNPJ/MF): 74.014.747/0001 -35

The Company’s Executive Board is hereby authorized to practice all acts necessary for the implementation of the resolutions approved herein. The Executive Board will be responsible for determining the most opportune time for the transactions and the number of shares to be acquired, pursuant to the limits foreseen by this resolution and CVM Instructions 10/80 and 268/97.

APPROVAL AND SIGNATURES: There being no further issues to discuss, the meeting was adjourned and these minutes were drawn up, read, unanimously approved and signed by all those present. São Paulo January 16, 2009. Signatures: Chairman – Abilio dos Santos Diniz; Secretary – Marise Rieger Salzano. Signatures: Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Cândido Botelho Bracher, Guilherme Affonso Ferreira, Maria Silvia Bastos Marques, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Francis André Mauger, Michel Alain Maurice Favre, Fábio Schvartsman and Jacques Edouard Marrie Charret.

This is a free translation of the original minutes filed in the Company's records.

Marise Rieger Salzano
Secretary

Lawyer: André Rizk

Brazilian Bar Association (OAB/SP) 207.927

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 16, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.